                                              Filed Pursuant to Rule 424(d)(2)
                                              Registration # 333-3580

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED DECEMBER 4, 1996)

                                  $125,000,000

                       CAPITAL ONE FINANCIAL CORPORATION

                              7.25% NOTES DUE 2003

     The 7.25% Notes Due 2003 (the "Notes") are being offered hereby by Capital One Financial Corporation (the "Company"). The Notes will bear interest at the rate of 7.25% per annum (subject to a single increase to 7.45% per annum depending on the Initial Rating (as defined herein) assigned to the Notes, as described under "-- Interest Adjustment"), payable semiannually in arrears on June 1 and December 1 of each year, commencing on June 1, 1997, and will mature on December 1, 2003. The Notes are not redeemable by the Company prior to maturity and are not entitled to any sinking fund.

     The Notes will be issued only in fully registered form and will be represented by one or more global Notes (the "Global Securities") registered in the name of a nominee of The Depository Trust Company, as Depositary (the "Depositary"). Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, the records maintained by the Depositary (with respect to participants' interests) and its participants. Except as described herein, the Notes will not be available in definitive form. See "Description of Notes -- Book Entry Form." The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest on the Notes will be made by the Company in immediately available funds. See "Description of Notes -- Same-Day Settlement and Payment."

THE NOTES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK
     SUBSIDIARY OF THE COMPANY AND ARE NOT INSURED BY THE FEDERAL DEPOSIT
           INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
           PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS
           SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     The Underwriters have agreed to purchase the Notes from the Company at 99.306% of their principal amount (resulting in $124,132,500 aggregate proceeds to the Company, before deducting expenses payable by the Company estimated at $275,000), plus accrued interest, if any, from December 10, 1996 to the date of delivery, subject to the terms and conditions as set forth in the Underwriting Agreement.

     The Underwriters propose to offer the Notes from time to time for sale in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. For further information with respect to the plan of distribution and any discounts, commissions or profits on resale that may be deemed underwriting discounts or commissions, see "Underwriting" herein. The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
                            ------------------------

     The Notes offered hereby are being offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that the Notes will be ready for delivery in book entry form only through the facilities of The Depository Trust Company in New York, New York on or about December 10, 1996, against payment therefor in immediately available funds.

DONALDSON, LUFKIN & JENRETTE
          SECURITIES CORPORATION

                            BEAR, STEARNS & CO. INC.
                                                            SALOMON BROTHERS INC

          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS DECEMBER 4, 1996.

                                  THE COMPANY

     The Company is a financial services company, incorporated in Delaware in 1994, whose subsidiaries provide a variety of financial products to consumers. The Company's principal subsidiary, Capital One Bank (the "Bank"), a Virginia state chartered bank, offers credit card products on a nationwide basis. The Company's other depository institution subsidiary, Capital One, F.S.B. (the "Savings Bank"), a federally chartered savings bank established in June 1996, provides certain consumer lending and deposit services. As of September 30, 1996, the Company had total managed assets of $14.3 billion.

     Prior to November 22, 1994, the Bank conducted its operations as a division of Signet Bank/Virginia, a wholly owned subsidiary of Signet Banking Corporation ("Signet"). The Bank, which includes Signet's credit card division for periods prior to November 22, 1994, is one of the oldest continually operating bank card issuers in the U.S., having commenced operations in 1953. The Bank was the ninth largest issuer of Visa(R)* and MasterCard(R)* credit cards in the United States based on managed credit card loans outstanding at June 30, 1996. As of September 30, 1996, the Bank had $11.5 billion in managed credit card loans outstanding and 7.7 million credit card accounts. As of September 30, 1996, the assets of the Bank constituted approximately 95% of the consolidated managed assets of the Company. During 1996, the Bank received final regulatory approval to establish a branch in the United Kingdom.

     The Savings Bank issues, or expects to issue, secured and unsecured Visa(R) and MasterCard(R) credit cards, secured and unsecured installment loans and various home equity lending products. As of September 30, 1996, the Savings Bank had $435 million in managed consumer loans outstanding and approximately 490,000 accounts. As of September 30, 1996, the assets of the Savings Bank constituted approximately 3.5% of the consolidated managed assets of the Company.

     The Company's Common Stock has been traded on the New York Stock Exchange since 1994. The Company's principal executive office is located at 2980 Fairview Park Drive, Suite 1300, Falls Church, Virginia 22042-4525 (telephone number:
(703) 205-1000).

                              RECENT DEVELOPMENTS

THIRD QUARTER RESULTS

     The Company announced its third quarter results for 1996 on October 16, 1996. The Company's net income for the three months ended September 30, 1996 was $38.8 million, or $.58 per share, compared to net income of $33.9 million, or $.51 per share, for the same period in 1995. This increase primarily reflects growth in loans and accounts and an improvement in the net interest margin as described below. During the third quarter, the Company added 474,000 net new consumer accounts bringing total accounts to 8.2 million and managed consumer loans increased by $1.0 billion to $12.1 billion in outstanding receivables.

     Net interest income for the three months ended September 30, 1996 increased $47.0 million, or 79%, as average earning assets increased 22% and the net interest margin increased to 8.23% from 5.60%. The provision for loan losses increased $35.3 million, as average loans increased 19%, the reported net charge-off rate increased to 3.45% from 2.30% and the reported delinquency rate increased to 6.58% from 4.67%. Non-interest income increased $69.9 million, or 51%, primarily as a result of the increase in average managed loans of 19%, a shift in product mix to more fee-based products and a change in the timing and amount of fees charged. Increases in solicitation expense of $25.9 million, or 76%, and other non-interest expense of $46.1 million, or 51%, reflect the increase in marketing investment in existing and new product opportunities and the cost of operations to manage the growth in accounts.

---------------
* MasterCard and Visa are registered trademarks of MasterCard International Incorporated and VISA USA, Inc., respectively.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data for the Company as of the dates or for the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the detailed information and financial statements included in the documents incorporated herein by reference. See "Available Information" and "Incorporation of Certain Information by Reference" in the accompanying Prospectus. The information set forth below for the nine months ended September 30, 1996 and 1995 has been derived from unaudited consolidated financial statements of the Company and reflects, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information. Results for the nine months ended September 30, 1996 are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole.

     For periods prior to November 22, 1994, the Company's business was conducted as a division of Signet. The historical financial information for the Company prior to that date does not necessarily reflect what the financial position and results of operations of the Company would have been had the Company operated as a separate, stand-alone entity during the periods covered.

     The Company periodically securitizes and sells credit card receivables to provide funds for operations and to improve liquidity. The effect of these transactions is to remove these credit card loans from the Company's balance sheet and to record net interest income and credit card fees less net credit losses on the securitized receivables as servicing income. Because credit losses on securitized receivables are reflected as a reduction in loan servicing fees rather than in the provision for loan losses, the Company's allowance for loan losses does not include amounts for securitized receivables. The information in the following table under "Managed Loan Data" includes receivables sold in credit card securitization transactions and the Company's on-balance sheet loan portfolio.

                                                                            AT OR FOR THE NINE
                                                                                  MONTHS               AT OR FOR THE YEAR ENDED
                                                                            ENDED SEPTEMBER 30,              DECEMBER 31,
                                                                          -----------------------    ----------------------------
                                                                           1996            1995       1995      1994(1)     1993
                                                                          -------         -------    -------    -------    ------
                                                                                (UNAUDITED)
                                                                              (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Interest income........................................................   $   459         $   322    $   457    $  259     $  260
Interest expense.......................................................       207             179        249        94         68
                                                                          -------         -------    -------    -------    ------
Net interest income....................................................       252             143        208       165        192
Provision for loan losses..............................................       104              45         66        31         34
                                                                          -------         -------    -------    -------    ------
Net interest income after provision for loan losses....................       148              98        142       134        158
Noninterest income.....................................................       548             402        553       397        195
Noninterest expense....................................................       513             362        497       384        182
                                                                          -------         -------    -------    -------    ------
Income before income taxes.............................................       184             139        198       147        171
Income taxes...........................................................        69              50         71        52         60
                                                                          -------         -------    -------    -------    ------
Net income.............................................................       115              89        127        95        111
                                                                          =======         =======    =======    ======     ======
Earnings per share.....................................................      1.72            1.33       1.90      1.44       1.67
Dividends paid per share...............................................       .24             .16        .24        --         --
BALANCE SHEET STATISTICS (PERIOD-END):
Consumer loans held for securitization.................................   $ 1,300         $   600    $   400    $    0     $    0
Consumer loans.........................................................     3,162           2,412      2,522     2,228      1,863
Allowance for loan losses..............................................       (93)            (71)       (72)      (69)       (64)
Cash and cash equivalents..............................................       782           1,086        872       407          1
Securities available for sale..........................................       685             409        413        99         --
Total assets...........................................................     6,593           5,160      4,759     3,092      1,991
Deposits...............................................................     1,295             930        696       452          0
Other borrowings.......................................................     4,380           3,437      3,302     2,063      1,791
Stockholders' equity(2)................................................       701             561        599       475        169
MANAGED LOAN DATA:
Total loans (average)..................................................   $10,865         $ 8,690    $ 9,089    $6,197     $3,266
Interest income........................................................     1,199             849      1,192       734        433
Period-end loans.......................................................    12,141          10,201     10,445     7,378      4,832
Total accounts (000's)(period-end).....................................     8,232           6,015      6,149     5,049      3,118
Yield..................................................................     14.71           13.02      13.12     11.84      13.24
Delinquency rate(3)....................................................      5.31            3.37       4.20      2.95       2.39
Net charge-off rate(4).................................................      3.91            2.13       2.25      1.48       2.09
SELECTED FINANCIAL RATIOS:
Return on average equity...............................................     23.32%          22.43%     23.28%    39.76%     97.07%
Return on average assets...............................................      2.94            2.80       2.85      3.62       4.83
Net interest margin -- managed.........................................      8.10            6.19       6.28      6.90       9.55
Ratio of earnings to fixed charges (including interest on deposits)....      1.87            1.77       1.78      2.55       3.46
Ratio of earnings to fixed charges (excluding interest on deposits)....      2.07            1.96       1.97      2.59       3.46
COMPANY CONSOLIDATED CAPITAL RATIOS(2):
Equity to managed assets...............................................      4.91%           4.54%      4.88%     5.76%      3.40%
BANK CAPITAL RATIOS(2):
Tier 1 capital.........................................................     10.61%          10.45%     11.52%    13.50%        --
Total capital..........................................................     11.86           11.71      12.77     14.77         --
Leverage...............................................................      8.95            8.36       8.52     11.71         --

---------------
(1) Full year 1994 results include a nonrecurring after-tax charge of $31.9 million related to the termination of a long-term data processing service contract.
(2) Stockholders' equity prior to November 22, 1994 reflects an allocation of capital to the Company and the Bank as a division for purposes of preparation of financial statements of the Company and the Bank.
(3) Delinquencies represent credit card loans which were 30 days or more past-due at year-end as a percentage of managed receivables.
(4) Net charge-offs reflect actual principal amounts charged off less recoveries as a percentage of average receivables for the period.

                                USE OF PROCEEDS

     The Company intends to use the net proceeds from the sale of the Notes for general corporate purposes, which may include the reduction of short-term debt, possible acquisitions, investments in, or extensions of credit to, the Company's subsidiaries, investments in securities and the purchase of real property for use in the Company's business. While the Company from time to time considers possible acquisitions, there are no definitive plans at this time for any acquisition.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company and its subsidiaries at September 30, 1996 and as adjusted as of such date to give effect to the issuance of the Notes offered hereby, after deduction of underwriting discounts and estimated expenses of the offering and the application of the net proceeds therefrom. This table should be read in conjunction with the Company's consolidated financial statements and the notes thereto incorporated by reference herein. See "Available Information" and "Incorporation of Certain Information by Reference" in the accompanying Prospectus.

                                                                            SEPTEMBER 30, 1996
                                                                       -----------------------------
                                                                           ACTUAL        AS ADJUSTED
                                                                       --------------    -----------
                                                                       (IN THOUSANDS) (UNAUDITED)
CURRENT PORTION OF LONG-TERM DEBT:
Capital One Bank:
     Bank notes with a remaining maturity of one year or less.......     $  883,436      $   883,436
LONG-TERM DEBT:
Company:
     Notes offered hereby...........................................     $       --      $   125,000
Capital One Bank:
     Bank notes with a remaining maturity over one year.............      2,479,687        2,479,687
     Deposit notes..................................................        299,996          299,996
                                                                       --------------    -----------
Total long-term debt(1).............................................     $2,779,683      $ 2,904,683
                                                                        ===========        =========
STOCKHOLDERS' EQUITY:
Preferred stock, par value $.01 per share; authorized 50,000,000 shares, none issued or outstanding................................
Common stock, par value $.01 per share; authorized 300,000,000
  shares, 66,286,645 issued and outstanding.........................     $      663      $       663
Paid-in capital, net................................................        476,921          476,921
Retained earnings...................................................        223,695          223,695
                                                                       --------------    -----------
Total stockholders' equity..........................................        701,279          701,279
                                                                       --------------    -----------
Total long-term debt and stockholders' equity.......................     $3,480,962      $ 3,605,962
                                                                        ===========        =========

---------------
(1) The Company obtains funding from a number of sources. As of September 30, 1996, these sources included securitizations, wholesale deposits in amounts of $100,000 or more, overnight and term federal funds borrowings, medium-term bank notes and bank deposit notes, retail deposits and stockholders' equity.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith modifies, the description of the general terms and provisions of Senior Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made. The following description is qualified in its entirety by reference to the provisions of the Senior Indenture (as defined below). Capitalized terms not defined herein have the meanings assigned to such terms in the accompanying Prospectus or in the Senior Indenture.

GENERAL

     The Notes offered hereby constitute a series of Senior Debt Securities described in the accompanying Prospectus to be issued under the Indenture, dated as of November 1, 1996 (the "Senior Indenture"), between the Company and Harris Trust and Savings Bank, as Trustee (the "Senior Trustee"). The Notes will be limited to $125,000,000 aggregate principal amount, will be direct, unsecured obligations of the Company and will mature on December 1, 2003.

     The Notes will bear interest at the rate per annum shown on the cover page of this Prospectus Supplement (subject to a single increase to 7.45% per annum depending on the Initial Rating (as defined herein) assigned to the Notes, as described under "-- Interest Adjustment") from December 10, 1996, payable semiannually in arrears on each June 1 and December 1, commencing June 1, 1997, to the persons in whose names the Notes are registered at the close of business on the May 15 or November 15, as the case may be, next preceding such June 1 or December 1.

     The Notes are not redeemable prior to maturity and do not provide for any sinking fund.

INTEREST ADJUSTMENT

     The Notes will bear interest at the rate of 7.25% per annum (the "Initial Rate"), subject to a possible increase to 7.45% per annum depending upon the Initial Rating. "Initial Rating" means the rating initially assigned to the Notes by the National Association of Insurance Commissioners (the "NAIC"). The Company has applied to the NAIC for a rating of the Notes but the NAIC has not to date issued any rating of the Notes. The Initial Rate will be increased (the "Interest Adjustment") to 7.45% per annum (the "Adjusted Rate") if either (a) the Initial Rating is below NAIC-2 or (b) no Initial Rating has been assigned to the Notes as of June 1, 1997. The effective date of the Interest Adjustment, if any, will be (i) in the event described in clause (a) above, the earlier of the date the Initial Rating is publicly announced or notice thereof is received by the Company, provided that if such public announcement or notice occurs between a record date and an interest payment date, such effective date shall be such interest payment date, or (ii) in the event described in clause (b) above, June 1, 1997 (each of the dates described in clauses (i) and (ii) an "Interest Adjustment Date"). If the Initial Rating is NAIC-2 or better, there will not be any Interest Adjustment, whether as a result of a change in the NAIC rating assigned to the Notes subsequent to the determination of the Initial Rating or of any other event. There will not be more than one Interest Adjustment under any circumstances.

     Commencing on and after the Interest Adjustment Date, if any, the Notes will bear interest at the Adjusted Rate. If the Interest Adjustment occurs during the first interest payment period, the Notes will bear interest for such interest payment period at a rate per annum equal to the weighted average of the Initial Rate and the Adjusted Rate, calculated by multiplying the Initial Rate or the Adjusted Rate, as applicable, by the number of days such interest rate is in effect during each month of such interest payment period, determining the sum of such products, and dividing such sum by the number of days in such interest payment period. All calculations pursuant to the preceding sentence and of interest on the Notes will be made on the basis of a 360-day year consisting of twelve 30-day months.

BOOK ENTRY FORM

     The Notes will be issued in the form of one or more fully registered permanent Global Securities registered in the name of a nominee of the Depositary as described under "Description of Debt Securities -- Global Debt Securities" in the accompanying Prospectus. The Depositary has advised the Company as follows: it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants ("Participants") deposit with it. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. The Depositary is owned by a number of its direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct Participant, either directly or indirectly. The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

     Upon the issuance of the Global Securities evidencing the Notes, the Depository will credit, on its book entry registration and transfer system, the respective principal amounts of the Notes evidenced thereby to the accounts of Participants. The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interests in the Global Securities will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in the Global Securities will be shown on, and the transfer of those ownership interests may be effected only through, records maintained by the Depositary or its nominee (with respect to Participants) and the records of Participants (with respect to persons who hold their interests through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability of Holders to transfer beneficial interests in the Notes to certain purchasers.

     So long as the Depositary, or its nominee, is the registered holder of the Global Securities, the Depositary or its nominee will be considered the sole owner or holder of the Notes represented by such Global Securities for all purposes under the Senior Indenture. Except as set forth below, owners of beneficial interests in the Global Securities will not be entitled to have Notes represented by such Global Securities registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form, and will not be considered the owners or holders thereof for any purpose under the Senior Indenture. Accordingly, each person owning a beneficial interest in the Global Securities must rely on the procedures of the Depositary and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a Holder under the Senior Indenture. Under existing industry practices, in the event that the Company requests any action of Holders or that an owner of a beneficial interest in the Global Securities desires to give any consent or take any action under the Senior Indenture, the Depositary would authorize the Participants holding the relevant beneficial interests to give or take such action or consent, and such Participants would authorize beneficial owners owning through such Participants to give or take such action or consent or would otherwise act upon the instructions of beneficial owners owning through them.

     Payment of principal and interest on Notes registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as registered holder of the Global Securities representing the Notes. None of the Company, the Senior Trustee, any Paying Agent or the Security Registrar for the Notes will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Securities or maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company has been advised by the Depositary that upon receipt of any payment of principal or interest in respect of the Global Securities, the Depositary will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Securities as shown on the records of the Depositary or its nominee. Payments by Participants to owners of beneficial interests in the Global Securities held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participants.

     If the Depositary is at any time unwilling, unable or ineligible to continue as Depositary and a successor depositary is not appointed by the Company within 90 days, or an Event of Default has occurred and is continuing, the Company will issue Notes in definitive form in exchange for such Global Securities. In addition, the Company may at any time and in its sole discretion determine not to have the Notes represented by the Global Securities and, in such event, will issue Notes in definitive form in exchange for the Global Securities.

DEFEASANCE AND DISCHARGE

     The defeasance provisions of the Senior Indenture described under "Description of Debt Securities -- Defeasance and Covenant Defeasance" in the accompanying Prospectus will apply to the Notes.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement by purchasers of the Notes will be made in immediately available funds. All payments by the Company to the Depositary of principal and interest will be made in immediately available funds.

     So long as any Notes are represented by Global Securities registered in the name of the Depositary or its nominee, such Notes will trade in the Depositary's Same-Day Funds Settlement System and secondary market trading in such Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

TRUSTEE

     Harris Trust and Savings Bank will serve as the Senior Trustee with respect to the Notes.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the Underwriting Agreement (the "Underwriting Agreement"), each of the underwriters named below (the "Underwriters") has severally agreed to purchase from the Company the aggregate principal amount of Notes set forth opposite its name below.

                                                                              PRINCIPAL AMOUNT OF
                               UNDERWRITERS                                          NOTES
---------------------------------------------------------------------------   -------------------
Donaldson, Lufkin & Jenrette Securities Corporation........................      $  65,000,000
Bear, Stearns & Co. Inc. ..................................................         30,000,000
Salomon Brothers Inc ......................................................         30,000,000
                                                                                --------------
     Total.................................................................      $ 125,000,000
                                                                                ==============

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the Notes offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. If any Notes are purchased by the Underwriters pursuant to the Underwriting Agreement, all such Notes must be purchased.

     The distribution of the Notes by the Underwriters is being effected from time to time in negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the sale of any Notes, the Underwriters may be deemed to have received compensation from the Company equal to the difference between the amount received by the Underwriters upon the sale of such Notes and the price at which the Underwriters purchased such Notes from the Company. In addition, the Underwriters may sell Notes to or through certain dealers, and dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriters and/or any purchasers of Notes for whom they may act as agent (which compensation may be in excess of customary commissions). The Underwriters may also receive compensation from the purchasers of Notes for whom they may act as agent.

     There is currently no public market for the Notes. The Company does not intend to apply for listing of the Notes on any national securities exchange or automated quotation system. The Company has been advised by the Underwriters that, following completion of the initial offering of the Notes, they presently intend to make a market in the Notes although they are under no obligation to do so and may discontinue any market-making activities at any time without notice. Accordingly, there can be no assurance as to whether an active trading market for the Notes will develop or, if a public market develops, as to the liquidity of the trading market for the Notes.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make in respect thereof.

                               VALIDITY OF NOTES

     The validity of the Notes will be passed upon for the Company by Cleary, Gottlieb, Steen & Hamilton, New York, New York, and for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. Certain other matters will be passed upon for the Company by John G. Finneran, Jr., Esq., Senior Vice President, General Counsel and Corporate Secretary of the Company.

                       CAPITAL ONE FINANCIAL CORPORATION

               DEBT SECURITIES, PREFERRED STOCK AND COMMON STOCK
                               ------------------

     Capital One Financial Corporation (the "Company") from time to time may offer and sell (i) debt securities, consisting of debentures, notes and/or other unsecured evidences (the "Debt Securities"), which may be either unsecured senior Debt Securities (the "Senior Debt Securities") or unsecured subordinated Debt Securities (the "Subordinated Debt Securities"), (ii) preferred stock, par value $.01 per share (the "Preferred Stock"), which may be issued in the form of depositary shares evidenced by depositary receipts (the "Depositary Shares") and
(iii) common stock, par value $.01 per share ("Common Stock"). The Debt Securities, Preferred Stock, including the Depositary Shares, and Common Stock are collectively referred to herein as the "Securities."

     The Securities offered pursuant to this Prospectus may be issued in one or more series or issuances, together or separately, and will be limited to $200,000,000 aggregate public offering price (or its equivalent (based on the applicable exchange rate at the time of sale) in one or more foreign currencies, currency units or composite currencies as shall be designated by the Company). The specific terms of the particular Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement, including, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, the denominations (which may be in U.S. dollars, in any other currency or in composite currencies), maturity, premium, if any, the interest rate (which may be fixed, floating or adjustable), the time and method of calculating payment of interest, if any, the place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, the currency in which principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, any terms of redemption at the option of the Company or the Holder, the terms of conversion or exchange into Common Stock or other Securities, any sinking fund provisions, the form of the Debt Securities (which may be in registered form or book-entry form), the initial public offering price and any other terms of such Debt Securities; (ii) in the case of Preferred Stock, the specific title, the aggregate amount, any dividends (including the method of calculating payment of dividends), liquidation, redemption, voting and other rights, the initial public offering price, the terms of conversion or exchange into Common Stock or other Securities and any other terms of such Preferred Stock; and (iii) in the case of Common Stock, the aggregate number of shares offered, the initial public offering price and any other terms thereof.

     The Senior Debt Securities, when issued, will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company, and the Subordinated Debt Securities, when issued, will be subordinated as described under "Description of Debt Securities -- Subordination of Subordinated Debt Securities" herein.
                               ------------------

     The Securities will be sold directly by the Company, through agents, underwriters or dealers as designated from time to time, or through a combination of such methods. If agents of the Company or any dealers or underwriters are involved in the sale of the Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts will be set forth in or may be calculated from the Prospectus Supplement with respect to such Securities. THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

     THE SECURITIES WILL NOT BE DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY OF THE COMPANY AND WILL NOT BE INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               ------------------

                THE DATE OF THIS PROSPECTUS IS DECEMBER 4, 1996

     No person has been authorized to give any information or to make any representation other than those contained in this Prospectus and any accompanying Prospectus Supplement in connection with the offering described herein and therein, and, if given or made, such other information or representation must not be relied upon as having been authorized by the Company or by any underwriter, dealer or agent. Neither this Prospectus nor any Prospectus Supplement shall constitute an offer to sell or a solicitation of an offer to buy any securities offered hereunder in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation or sale in such jurisdiction. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale made hereunder implies that there has been no change in the affairs of the Company at any time subsequent to the date hereof or that the information herein is correct as of any time subsequent to its date.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information, including the documents incorporated by reference herein, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material also can be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. In addition, on May 7, 1996, the Company began filing its reports, proxy statements and other information electronically with the Commission. The Commission maintains a Web site at (http://www.sec.gov) that contains such reports, proxy and information statements and other information electronically filed with the Commission.

     The Company has filed a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     There are hereby incorporated by reference in this Prospectus the following documents and information heretofore filed with the Commission:

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1995 provided, however, that the information referred to in
     Item 402(a)(8) of Regulation S-K promulgated by the Commission shall not be deemed to be specifically incorporated by reference herein;

          2. The Company's Current Reports on Form 8-K dated January 24, 1996, July 2, 1996, November 13, 1996 and December 4, 1996;

          3. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; and

          4. The descriptions of the Company's Common Stock which are contained in the registration statements on Form 8-A filed on August 24, 1994 and November 16, 1995 by the Company to register such securities under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such descriptions.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of the offering of the Securities hereby shall be deemed to be incorporated herein by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or such Registration Statement.

     The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the documents which have been or may be incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference to such documents). Requests for such copies should be directed to Capital One Financial Corporation, Suite 1300, 2980 Fairview Park Drive, Falls Church, Virginia 22042-4525, Attention: Corporate Secretary, telephone number
(703) 205-1000.

                                  THE COMPANY

     Capital One Financial Corporation (the "Company") is a financial services company, incorporated in Delaware on July 21, 1994, whose subsidiaries provide a variety of products to consumers. The Company's principal subsidiary, Capital One Bank (the "Bank"), a Virginia state chartered bank, offers credit card products. Capital One, F.S.B. (the "Savings Bank"), a federally chartered savings bank established in June 1996, provides certain lending and deposit services.

     As of September 30, 1996, the Company had total assets of $6.6 billion, total liabilities of $5.9 billion and total equity of $701 million. The principal asset of the Company is its equity interest in the Bank. As of September 30, 1996, the assets of the Bank constituted approximately 95% of the consolidated assets of the Company.

     The Company is listed on the New York Stock Exchange under the symbol COF. The Company's principal executive office is located at 2980 Fairview Park Drive, Suite 1300, Falls Church, Virginia 22042-4525, (telephone number (703) 205-1000).

Capital One Bank

     Prior to November 22, 1994, the Bank conducted its operations as a division of Signet Bank/Virginia, a wholly owned subsidiary of Signet Banking Corporation ("Signet"). The Bank, which includes Signet's credit card division for periods prior to November 22, 1994, is one of the oldest continually operating bank card issuers in the U.S., having commenced operations in 1953, the same year as the formation of what is now MasterCard International. It is among the ten largest issuers of Visa(R)* and MasterCard(R)* credit cards in the United States based on managed loans outstanding at June 30, 1996. As of September 30, 1996, the Bank had approximately 7.7 million credit card accounts. The growth in managed loans and credit card accounts achieved by the Bank in recent years was due largely to credit card industry dynamics and the success of the Company's proprietary information-based strategy ("IBS") initiated in 1988. IBS is designed to allow the Bank to differentiate among customers based on credit risk, usage and other characteristics and to match customer characteristics with appropriate product offerings. See "-- Information-Based Strategy" herein.

     The Bank offers two brands of credit cards, Visa(R) and MasterCard(R), and within each brand premium ("gold" cards) and standard credit card products, both unsecured and secured. Premium credit cards generally have higher lines of credit and additional ancillary benefits. Periodically, qualified standard accounts are offered the option to upgrade to premium accounts. Additionally, among the major bank card issuers, the Bank was one of the first to issue secured credit cards.

     The Bank issues its products nationwide with different Annual Percentage Rate ("APR"), finance charge and fee combinations or other special features, such as a balance transfer option, depending on the risk profile and other characteristics of the targeted customer segment. Using information derived from proprietary statistical models, the Bank targets customers with a carefully matched combination of pricing, credit analysis and packaging. In setting terms for new solicitations, the Bank's pricing philosophy reflects a risk-based approach where customers with better credit qualifications generally merit more favorable pricing. Pricing parameters include a combination of APR, annual membership fees, past-due, overlimit, returned check, cash advance and other fees, corresponding credit limits and ancillary services. The Bank continues to test new pricing combinations targeted to different customer segments.

     Cardholders use the credit cards for three principal types of transactions: purchases, cash advances and check access to the credit line. Purchases with the card are the most frequent form of usage. Cash advances may be obtained at financial institutions or automated teller machines. Cardholders may also use special credit line checks issued by the Company to draw against their Visa or MasterCard credit lines for cash or purchases, or under balance transfer programs, to pay down other card balances. Currently, cardholders must generally make a monthly minimum payment as well as pay past-due amounts, overlimit amounts, any insurance payments and other fees.

---------------
* MasterCard and Visa are registered trademarks of MasterCard International Incorporated and VISA USA, Inc., respectively.

Capital One, F.S.B.

     In June 1996, the Company established the Savings Bank to provide certain consumer lending and deposit services. The Savings Bank issues secured and unsecured Visa(R) and MasterCard(R) credit cards, secured and unsecured installment loans and various home equity lending products in the United States. The Savings Bank uses the Company's IBS to test market various product offerings to different customer segments. As of September 30, 1996, the assets of the Savings Bank constituted approximately 3.5% of the consolidated assets of the Company.

Information-Based Strategy

     The Company's IBS is designed to allow the Company to differentiate among customers based on credit risk, usage and other characteristics and to match customer characteristics with appropriate product offerings. IBS involves developing sophisticated models, information systems, well-trained personnel and a flexible culture to create credit card or other products that address the demands of changing consumer and competitive markets. By using sophisticated statistical modeling techniques, the Company is able to segment its potential customer lists based upon the integrated use of credit scores, demographics, customer behavioral characteristics and other criteria. By actively testing a wide variety of product features, marketing channels and other aspects of its offerings, the Company can design and target customized solicitations at various customer segments, thereby enhancing customer response levels and maximizing returns on investment within given underwriting parameters. Continued integrated testing and model development builds on information gained from earlier phases and is intended to improve the quality, performance and profitability of the Company's solicitation and account management initiatives. The Company applies IBS to all areas of its business, including solicitations, account management, credit line management, pricing strategies, usage stimulation, collections, recoveries, and account and balance retention.

     Historically, the Company has concentrated its efforts on, and applied IBS to, credit card opportunities at the Bank. However, the Company's strategy for future growth is to continue to apply its IBS to the Bank's credit card business, as well as to other businesses, both financial and non-financial, to identify new product opportunities. The Company has established the Savings Bank and several non-bank operating subsidiaries to explore these new product opportunities. The Company is in various stages of developing and test marketing a number of new products and services, including but not limited to selected non-card consumer lending products and the reselling of telecommunication services. To date, only a relatively small dollar volume of assets and a relatively small number of accounts have been generated as a result of such marketing efforts.

                                USE OF PROCEEDS

     Except as otherwise described in the applicable Prospectus Supplement, the net proceeds from the sale of the Securities hereby offered will be applied to the Company's general funds to be utilized for general corporate purposes, including the reduction of short-term debt, possible acquisitions, investments in, or extension of credit to, the Company's subsidiaries, investments in securities and the possible acquisition of real property for use in the Company's business.

                                 CERTAIN RATIOS

     The following table sets forth the ratio of earnings to fixed charges of the Company for the periods indicated:

                                             NINE MONTHS ENDED          YEAR ENDED DECEMBER 31,
                                               SEPTEMBER 30,      ------------------------------------
                                                   1996           1995    1994    1993    1992    1991
                                             -----------------    ----    ----    ----    ----    ----
    Earnings to Fixed Charges.............          1.87          1.78    2.55    3.46    2.58    2.22

     The ratio of earnings to fixed charges is computed by dividing (i) income before income taxes and fixed charges less interest capitalized during such period, net of amortization of previously capitalized interest, by

(ii) fixed charges. Fixed charges consist of interest expense on borrowings, including capitalized interest and the portion of rental expense which is deemed representative of interest.

                   SUPERVISION, REGULATION AND OTHER MATTERS

     The Bank is a banking corporation chartered under Virginia law and a member of the Federal Reserve System, the deposits of which are insured by the Bank Insurance Fund (the "BIF") of the Federal Deposit Insurance Corporation (the "FDIC"). The Bank is subject to comprehensive regulation and periodic examination by the Bureau of Financial Institutions of the Virginia State Corporation Commission (the "Bureau of Financial Institutions"), the Federal Reserve Board and the FDIC. The Company is not a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"), as a result of the Company's ownership of the Bank because the Bank is not a "bank" as defined under the BHCA. The Bank is not a "bank" under the BHCA because it (i) engages only in credit card operations, (ii) does not accept demand deposits or deposits that the depositor may withdraw by check or similar means for payment to third parties or others, (iii) does not accept any savings or time deposit of less than $100,000, (iv) maintains only one office that accepts deposits, and (v) does not engage in the business of making commercial loans. If the Bank failed to meet the credit card bank exemption criteria described above, the Bank's status as an insured depository institution would make the Company subject to the provisions of the BHCA, including certain restrictions as to the types of business activities in which a bank holding company and its affiliates may engage. Becoming a bank holding company under the BHCA would affect the Company's ability to enter into certain non-card product businesses.

     Due to the Bank's status as a limited purpose credit card bank, any non-credit card operations which may be conducted by the Company must be conducted in other operating subsidiaries of the Company. In addition, for purposes of the BHCA, if the Bank failed to qualify for the credit card bank exemption, any entity that acquired direct or indirect control of the Company and also engaged in activities not permitted for bank holding companies could be required either to discontinue the impermissible activities or to divest itself of control of the Company.

     The Savings Bank is a federal savings bank chartered by the Office of Thrift Supervision (the "OTS") and is a member of the Federal Home Loan Bank System. Its deposits are insured by the Savings Association Insurance Fund of the FDIC; however, by virtue of an initial deposit assumption transaction engaged in by the Savings Bank in June 1996 when it was established, virtually all of its deposits will be assessed at rates applicable to BIF members. The Savings Bank is subject to comprehensive regulation and periodic examination by the OTS and the FDIC. As a result of its ownership of the Savings Bank, the Company is a unitary savings and loan holding company subject to regulation by the OTS and the provisions of the Savings and Loan Holding Company Act. As a unitary savings and loan holding company, the Company generally is not restricted under existing laws as to the types of business activities in which it may engage so long as the Savings Bank continues to meet the Qualified Thrift Lender Test. See "-- Investment Limitations and Qualified Thrift Lender Test" below.

     The Company is also registered as a financial institution holding company under Virginia law and as such is subject to periodic examination by the Bureau of Financial Institutions.

     The earnings of the Company, are affected by general economic conditions, management policies and the legislative and governmental actions of various regulatory agencies, including the Bureau of Financial Institutions, the Federal Reserve Board, the FDIC and the OTS. In addition, there are numerous governmental requirements and regulations which affect the activities of the Company.

Dividends and Transfers of Funds

     There are various federal and Virginia law limitations on the extent to which the Bank and the Savings Bank can finance or otherwise supply funds to the Company and its affiliates through dividends, loans or otherwise. These limitations include minimum regulatory capital requirements, Federal Reserve Board, OTS and Virginia law requirements concerning the payment of dividends out of net profits or surplus, Sections 23A and 23B of the Federal Reserve Act governing transactions between an insured depository institution and its affiliates and general federal and Virginia regulatory oversight to prevent unsafe or unsound practices. In general, federal banking laws prohibit an insured depository institution such as the Bank and the Savings Bank from making dividend distributions if such distributions are not paid out of available earnings or would cause the institution to fail to meet applicable capital adequacy standards, including, in the case of the Savings Bank, minimum requirements set forth in the Order of the OTS approving its organization. In addition, under Virginia law, the Bureau of Financial Institutions may limit the payment of dividends by the Bank if the Bureau of Financial Institutions determines that such a limitation would be in the public interest and necessary for the Bank's safety and soundness.

Exportation of Interest Rates and Fees

     Under current judicial interpretations of the Depository Institutions Deregulation and Monetary Control Act of 1980 ("DIDMCA"), state-chartered institutions such as the Bank and federally chartered savings banks such as the Savings Bank may charge interest at the rate allowed by the laws of the state where the institution is located notwithstanding any state constitution or statute to the contrary. In 1978, a statute similar to DIDMCA applicable to national banks was interpreted by the United States Supreme Court to permit a national bank to "export" interest rates by charging the interest rate allowed by the laws of the state where the bank is located on loans to borrowers in other states, notwithstanding the laws of such other states. Similarly, in 1996, the United States Supreme Court in upholding a California Supreme Court decision, ruled that national banks, under a statute similar to DIDMCA, may export charges other than the numerical interest rate, such as late fees, annual fees, cash advance fees, overlimit fees and returned check fees. In addition, the United States Supreme Court reversed and remanded a New Jersey Supreme Court decision respecting a state-chartered bank for treatment consistent with its decision in the California case. As a result, it is believed that state-chartered institutions such as the Bank and federally chartered savings banks such as the Savings Bank are permitted to export interest rates and other charges pursuant to DIDMCA.

Capital Adequacy

     The Bank and the Savings Bank are currently subject to capital adequacy guidelines adopted by the Federal Reserve Board and the OTS, respectively. In the case of the Bank these include a minimum ratio of Tier 1 capital to risk-weighted assets of 4%, a minimum ratio of Tier 1 capital plus Tier 2 capital to risk-weighted assets of 8% and a minimum "leverage ratio" of Tier 1 capital to average total tangible assets of 4%. Bank regulators, however, have broad discretion in applying higher capital requirements. Bank regulators consider a range of factors when determining capital adequacy, such as the organization's size, quality and stability of earnings, interest rate risk exposure, risk diversification, management expertise, asset quality, liquidity and internal controls. At September 30, 1996, the Bank's risk-based Tier 1 capital ratio was 10.61%, its risk-based total capital ratio was 11.86% and its Tier 1 leverage ratio was 8.95%.

     The Savings Bank is currently subject to capital adequacy guidelines adopted by the OTS, including a minimum ratio of "leverage or core" capital to adjusted total assets of 3%, a minimum ratio of "tangible" capital (core capital less certain intangible assets) to adjusted total assets of 1.5% and a minimum ratio of "total" capital to risk-weighted assets of 8%. In addition, the Savings Bank is subject for the first three years of its operations to additional capital requirements, including the requirement to maintain a minimum core capital ratio of 8% and a risk-based capital ratio of at least 12%. As described above, the OTS has broad discretion to apply higher capital requirements. At September 30, 1996, the Savings Bank's tangible capital ratio was 8.00%, its risk-based capital ratio was 13.69% and its core capital ratio was 8.00%, which reflects the start-up nature of its operations. Failure to meet applicable capital guidelines could subject the Bank and the Savings Bank to a variety of enforcement remedies available to federal regulatory authorities.

     In addition, in connection with the Bank's establishment of a branch office in the United Kingdom, the Company committed to the Federal Reserve Board that, for so long as the Bank maintains such branch in the United Kingdom, the Company will maintain a minimum Tier 1 leverage ratio of 3.0%. At September 30, 1996, the Company's Tier 1 leverage ratio was 11.46%.

FDICIA and FIRREA

     Among other things, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires federal bank regulatory authorities to take "prompt corrective action" in respect of insured depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital ratio levels: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under applicable regulations, an insured depository institution is considered to be well capitalized if it maintains a Tier 1 risk-based capital ratio (or core capital to risk-adjusted assets in the case of the Savings Bank) of at least 6%, a total risk-based capital ratio of at least 10% and a Tier 1 leverage capital ratio (or core capital ratio in the case of the Savings Bank) of at least 5%, and is not otherwise in a "troubled condition" as specified by its appropriate federal regulatory agency. An insured depository institution is considered to be adequately capitalized if it maintains a Tier 1 risk-based capital ratio (or core capital to risk-adjusted assets in the case of the Savings Bank) of at least 4%, total risk-based capital ratio of at least 8%, and a Tier 1 leverage capital ratio (or core capital ratio in the case of the Savings Bank) of at least 4% (3% for certain highly rated institutions), and does not otherwise meet the well capitalized definition. The three undercapitalized categories are based upon the amount by which the insured depository institution falls below the ratios applicable to adequately capitalized institutions. The capital categories are determined solely for the purposes of applying FDICIA's prompt corrective action ("PCA") provisions, as discussed below, and such capital categories may not constitute an accurate representation of the overall financial condition or prospects of the Bank or the Savings Bank.

     At September 30, 1996 the Bank and the Savings Bank met the requirements for a "well capitalized" institution. A "well capitalized" classification should not necessarily be viewed as describing the condition or future prospects of a depository institution, including the Bank and the Savings Bank.

     Under FDICIA's PCA system, an insured depository institution in the undercapitalized category must submit a capital restoration plan guaranteed by its parent company. The liability of the parent company under any such guarantee is limited to the lesser of 5% of the insured depository institution's assets at the time it became undercapitalized, or the amount needed to comply with the plan. An insured depository institution in the undercapitalized category also is subject to limitations in numerous areas including, but not limited to, asset growth, acquisitions, branching, new business lines, acceptance of brokered deposits and borrowings from the Federal Reserve. Progressively more burdensome restrictions are applied to insured depository institutions in the undercapitalized category that fail to submit or implement a capital plan and to insured depository institutions that are in the significantly undercapitalized or critically undercapitalized categories. In addition, an insured depository institution's primary federal banking agency is authorized to downgrade the institution's capital category to the next lower category upon a determination that the institution is in an unsafe or unsound condition or is engaged in an unsafe or unsound practice. An unsafe or unsound practice can include receipt by the institution of a less than satisfactory rating on its most recent examination with respect to its asset quality, management, earnings or liquidity.

     "Critically undercapitalized" insured depository institutions (which are defined to include institutions that still have a positive net worth) may not, beginning 60 days after becoming "critically undercapitalized" make any payment of principal or interest on their subordinated debt (subject to certain limited exceptions). Thus, in the event an institution became "critically undercapitalized," it would generally be prohibited from making payments on its subordinated debt securities. In addition, "critically undercapitalized" institutions are subject to appointment of a receiver or conservator.

     FDICIA requires the federal banking agencies to review the risk-based capital standards to ensure that they adequately address interest-rate risk, concentration of credit risk and risks from non-traditional activities. The OTS amended its risk-based capital rules to incorporate interest-rate risk requirements under which a savings bank must hold additional capital if it projects an excessive decline in "net portfolio value" in the event interest rates increase or decrease by two percentage points. These standards are not yet in effect.

     FDICIA also requires the FDIC to implement a system of risk-based premiums for deposit insurance pursuant to which the premiums paid by a depository institution will be based on the probability that the FDIC will incur a loss in respect of such institution. The FDIC has since adopted a system that imposes insurance premiums based upon a matrix that takes into account an institution's capital level and supervisory rating.

     The Bank and the Savings Bank may accept brokered deposits as part of their funding. Under FDICIA, only "well capitalized" and "adequately capitalized" institutions may accept brokered deposits. "Adequately capitalized" institutions, however, must first obtain a waiver from the FDIC before accepting brokered deposits and such deposits may not pay rates that significantly exceed the rates paid on deposits of similar maturity from the institution's normal market area or the national rate on deposits of comparable maturity, as determined by the FDIC, for deposits from outside the institution's normal market area.

     Under the "cross-guarantee" provision of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), insured depository institutions such as the Bank and the Savings Bank may be liable to the FDIC in respect of any loss or anticipated loss incurred by the FDIC resulting from the default of, or FDIC assistance to, any commonly controlled insured depository institution. The Bank and the Savings Bank are commonly controlled within the meaning of the FIRREA cross guarantee provision.

Investment Limitations and Qualified Thrift Lender Test

     Federally-chartered savings banks such as the Savings Bank are subject to certain investment limitations. For example, federal savings banks are permitted to make consumer loans (i.e., open-end or closed-end loans for personal, family or household purposes, such as installment loans) of up to 35 percent of the savings bank's assets. Federal savings banks are also required to meet the qualified thrift lender test (the "QTL Test"), which generally requires a savings bank to maintain at least 65 percent "portfolio assets" (total assets less (i) specified liquid assets up to 20% of total assets, (ii) intangibles, including goodwill, and (iii) property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed and mortgage-related investments) on a monthly basis in 9 out of every 12 months. Failure to qualify under the QTL Test could subject the Savings Bank to substantial restrictions on its activities and to certain other penalties, and could subject the Company to the provisions of the BHCA, including the activity restrictions that apply generally to bank holding companies and their affiliates. The Savings Bank has been granted a two-year exception from the QTL Test, but must be in full compliance with the test by June 30, 1998.

Appointment of New Directors

     Pursuant to federal regulations, for a period of two years following the later of its organization or a subsequent "change in control" or in the event that it becomes undercapitalized or otherwise in a troubled condition, an insured depository institution is required to give its federal bank regulator written notice at least 30 days prior to the effective date of any new director (as well as the employment or change in responsibilities of any individual to a position as a senior executive officer). A proposed director (or senior executive officer) may begin service upon the expiration of the 30-day period following acceptance of a complete notice, unless the federal bank regulator issues a notice of disapproval before the end of the 30-day period.

Lending Activities

     The activities of the Bank and the Savings Bank as consumer lenders are also subject to regulation under various federal laws including the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Community Reinvestment Act and the Soldiers' and Sailors' Civil Relief Act, as well as to various state laws. Regulators are authorized to impose penalties for violations of these statutes and, in certain cases, to order the Bank to pay restitution to injured borrowers. Borrowers may also bring actions for certain violations. Federal and state bankruptcy and debtor relief laws also affect the ability of the Bank and the Savings Bank to collect outstanding balances owed by borrowers who seek relief under these statutes.

Legislation

     From time to time legislation has been proposed in Congress to limit interest rates that could be charged on credit card accounts; however, the Company does not anticipate any serious effort by Congress to enact such a limitation in the current session of Congress. Legislation has also been proposed in Congress to limit the circumstances under which consumer reporting agencies could disclose customer information to direct marketers, including direct marketers of credit card and other lending products. Congress may in the future consider other legislation that would affect the banking or credit card industries. Various bills have also been introduced that would merge the Bank Insurance Fund and the Savings Association Insurance Fund of the FDIC, and eliminate a separate savings bank charter possibly requiring that existing savings banks become banks and repeal in some respects the provisions of the Glass-Steagall Act prohibiting certain banking organizations from engaging in certain securities activities and the provisions of the BHCA prohibiting affiliations between banking organizations and nonbanking organizations. It is unclear at this time whether and in what form any such legislation will be adopted or, if adopted, what its impact on the Bank, the Savings Bank or the Company would be.

Investment in the Company

     Certain acquisitions of capital stock may be subject to regulatory approval or notice under federal or Virginia law. Investors are responsible for insuring that they do not directly or indirectly, acquire shares of capital stock of the Company in excess of the amount which can be acquired without regulatory approval.

     Although the Bank qualifies for the credit card bank exemption under the BHCA, it is still an "insured depository institution" within the meaning of the Change in Bank Control Act. The Savings Bank is also an "insured depository institution" within the meaning of that Act. Consequently, federal law and regulations will prohibit any person or company from acquiring control of the Company without, in most cases, prior written approval of the Federal Reserve Board and the OTS. Control is conclusively presumed if, among other things, a person or company acquires more than 25% of any class of voting stock of the Company. A rebuttable presumption of control arises if a person or company acquires more than 10% of any class of voting stock and is subject to any of a number of specified "control factors" as set forth in the applicable regulations.

Interstate Banking and Branching

     Although the Bank is not a "bank" within the meaning of Virginia's reciprocal interstate banking legislation (Chapter 15 of Title 6.1 of the Code of Virginia), it is a "bank" within the meaning of Chapter 13 of Title 6.1 of the Code of Virginia governing the acquisition of interests in Virginia financial institutions (the "Financial Institution Holding Company Act"). The Financial Institution Holding Company Act prohibits any person or entity from acquiring or making any public offer to acquire control of a Virginia financial institution or its holding company without making application to and receiving the prior approval of the Bureau of Financial Institutions.

     On September 29, 1994, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle Act") became law. Under the Riegle Act, the Federal Reserve Board may approve bank holding company acquisitions of banks in other states, subject to certain aging and deposit concentration limits. Commencing June 1, 1997 (or earlier if a particular state chooses), banks in one state may merge with banks in another state, unless the other state has chosen not to implement this section of the Riegle Act. These mergers are also subject to similar aging and deposit concentration limits.

     Virginia has "opted-in" early to the provisions of the Riegle Act. Effective July 1, 1995, an out-of-state bank that does not already maintain a branch in Virginia may establish and maintain a de novo branch in Virginia, or through the acquisition of a branch, if the laws of the home state of the out-of-state bank permit Virginia banks to engage in the same activities in that state under substantially the same terms as permitted by Virginia. Also, Virginia banks may merge with out-of-state banks, and an out-of-state bank resulting from such an interstate merger transaction may maintain and operate the branches in Virginia of a merged Virginia bank, if the laws of the home state of the out-of-state bank involved in the interstate merger transaction permit interstate merger. An out-of-state bank desiring to engage in such activities must file an application with the State Corporation Commission. It is unclear at this time whether other states will enact the requisite legislation to permit such activities in Virginia, and, if adopted, how the legislation would impact the Bank or the Company.

     Federal savings banks, such as the Savings Bank, may establish, subject to the approval of the OTS, branches outside of the state in which it has its home office provided that such savings bank qualifies as a domestic building and loan association under the Internal Revenue Code and meets certain other legal and regulatory requirements, including with respect to capital adequacy.

Interstate Taxation

     Several states have passed legislation which attempts to tax the income from interstate financial activities, including credit cards, derived from accounts held by local state residents. Based on the volume of its business in these states and the nature of the legislation passed to date, the Company currently believes that this development will not materially affect the financial condition of the Company.

                         DESCRIPTION OF DEBT SECURITIES

     The Senior Debt Securities are to be issued under an Indenture (the "Senior Indenture") between the Company and Harris Trust and Savings Bank, as trustee (the "Senior Trustee"). The Subordinated Debt Securities are to be issued under an Indenture (the "Subordinated Indenture") between the Company and the trustee named in any Prospectus Supplement relating to any Subordinated Debt Securities (the "Subordinated Trustee"). Copies of the Senior Indenture and the form of Subordinated Indenture have been filed with the Commission as exhibits to the Registration Statement. The Senior Indenture and the Subordinated Indenture are sometimes referred to collectively as the "Indentures" and the Senior Trustee and the Subordinated Trustee are sometimes referred to collectively as the "Trustees." The following summaries of the provisions of the Debt Securities and the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture applicable to a particular series of Debt Securities (the "Applicable Indenture"), including the definitions therein of certain terms. Article and Section references used herein are references to the Applicable Indenture. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Applicable Indenture.

     The following sets forth certain general terms and provisions of the Debt Securities offered hereby. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") will be described in the Prospectus Supplement relating to such Offered Debt Securities (the "Applicable Prospectus Supplement").

     The Company's right to participate as a stockholder in any distribution of assets of any subsidiary upon its liquidation or reorganization or winding-up (and thus the ability of Holders of the Debt Securities to benefit, as creditors of the Company, from such distribution) is subject to the prior claims of creditors of any such subsidiary. The Bank and the Savings Bank are subject to claims by creditors for long-term and short-term debt, obligations, including deposit liabilities, obligations for federal funds purchased and securities sold under repurchase agreements. There are also various legal limitations on the extent to which the Bank and the Savings Bank may pay dividends or otherwise supply funds to the Company or its affiliates. See "Supervision, Regulation and Other Matters -- Dividends and Transfer of Funds" herein.

General

     The Indentures do not limit the amount of Debt Securities that may be issued thereunder and provide that Debt Securities may be issued thereunder from time to time in one or more series. The Debt Securities will be unsecured obligations of the Company.

     Neither the Indentures nor the Debt Securities will limit or otherwise restrict the amount of indebtedness which may be incurred or other securities which may be issued by the Company. The Debt Securities issued under the Senior Indenture will rank on parity with all other unsecured unsubordinated indebtedness of the Company. The Debt Securities issued under the Subordinated Indenture will be subordinate and junior in right of payment to all Senior Indebtedness of the Company to the extent and in the manner set forth in the Subordinated Indenture. See "-- Subordination of Subordinated Debt Securities" herein. Reference is made to the Applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Company described below that are applicable to the Debt Securities, including any addition of covenants or other provisions providing event risk or similar protection.

     The Applicable Prospectus Supplement will describe the following terms of the Offered Debt Securities: (1) the title and series of the Offered Debt Securities; (2) whether the Offered Debt Securities are Senior Debt Securities or Subordinated Debt Securities; (3) any limit upon the aggregate principal amount of the Offered Debt Securities; (4) the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which such Debt Securities will be issued; (5) the date or dates on which the principal of the Offered Debt Securities will mature, or the method or methods, of any, by which such date or dates shall be determined; (6) the rate or rates (which may be fixed or variable) at which the Offered Debt Securities will bear interest, if any, and the date or dates from which any such interest, if any, will accrue;
(7) the dates on which such interest, if any, on the Offered Debt Securities will be payable and the Regular Record Dates for such Interest Payment Dates;
(8) the place or places where the principal of and any premium and interest on the Offered Debt Securities shall be payable; (9) any mandatory or optional sinking funds or analogous provisions; (10) the date, if any, after which and the price or prices at which the Offered Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed and the other detailed terms and provisions of any such optional or mandatory redemption provision;
(11) the obligation of the Company, if any, to redeem or repurchase the Offered Debt Securities at the option of the Holder; (12) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Offered Debt Securities shall be issuable; (13) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities that will be payable upon the declaration of acceleration of the Maturity thereof;
(14) the currency of payment of principal of and any premium and interest on the Offered Debt Securities; (15) any index used to determine the amount of payment of principal of and any premium and interest on the Offered Debt Securities;
(16) if the Offered Debt Securities will be issuable only in temporary or permanent global form, the Depositary or its nominee with respect to the Offered Debt Securities and the circumstances under which the global Debt Security may be registered for transfer or exchange in the name of a Person other than the Depositary or its nominee; (17) whether any of the Debt Securities will be issued in bearer form and, if so, any limitations on issuance of such bearer Debt Securities (including exchange for registered Debt Securities of the same series); (18) the applicability, if any, of the provisions described under "Defeasance and Covenant Defeasance" herein; (19) any additional Event of Default, and in the case of any Offered Subordinated Debt Securities, any additional Event of Default that would result in the acceleration of the maturity thereof; (20) whether such Debt Securities shall be convertible into or exchangeable for Common Stock or other Securities and, if so, the terms of such conversion or exchange and the terms of such other Securities; and (21) any other terms of the Offered Debt Securities. (Section 301 of each Indenture).

     Debt Securities may be issued as Original Issue Discount Securities to be offered and sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Applicable Prospectus Supplement. "Original Issue Discount Security" means any Debt Security which provides for declaration of an amount less than the principal face amount thereof to be due and payable upon acceleration of the Maturity thereof upon the occurrence of an Event of Default and the continuation thereof.

Registration, Transfer, Payment and Paying Agent

     Unless otherwise indicated in the Applicable Prospectus Statement, each series of Debt Securities will be issued in registered form only, without coupons. The Indentures, however, provide that the Company may also issue Debt Securities in bearer form only, or in both registered and bearer form. Debt Securities issued in bearer form shall have interest coupons attached, unless issued as Original Issue Discount Securities. Debt Securities in bearer form shall not be offered, sold, resold or delivered in connection with their original issuance in the United States or to any United States person (as defined below) other than through offices located outside the United States of certain United States financial institutions. As used herein, "United States person" means any citizen or resident of the United States, any corporation, partnership, or other entity created or organized in or under the laws of the United States, or any estate or trust, the income of which is subject to United States federal income taxation regardless of its source, and "United States" means the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction. Purchasers of Debt Securities in bearer form will be subject to certification procedures and may be affected by certain limitations under United States tax laws. Such procedures and limitations will be described in the Applicable Prospectus Supplement.

     Unless otherwise indicated in the Applicable Prospectus Supplement, Debt Securities will be issued in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer, exchange or conversion of the Debt Securities but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     Unless otherwise described in the Applicable Prospectus Supplement, the principal, premium, if any, and interest, if any, of or on the Debt Securities will be payable and transfer of the Debt Securities will be registrable at the office or agency of the Company maintained for that purpose, as the Company may designate from time to time in the City of New York, New York, provided that payments of interest may be made at the option of the Company by check mailed to the address appearing in the Security Register of the person in whose name such registered Debt Security is registered at the close of business on the Regular Record Date (Sections 305 and 307 of each Indenture).

     Unless otherwise indicated in the Applicable Prospectus Supplement, payment of principal of, premium, if any, and interest, if any, on Debt Securities in bearer form will be made payable, subject to any applicable laws and regulations, at such office outside the United States as specified in the Applicable Prospectus Supplement and as the Company may designate from time to time, at the option of the Holder, by check or by transfer to an account maintained by the payee with a bank located outside the United States. Unless otherwise indicated in the Applicable Prospectus Supplement, payment of interest and certain additional amounts on Debt Securities in bearer form will be made only against surrender of the coupon relating to such Interest Payment Date. No payment with respect to any Debt Security in bearer form will be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States.

Global Debt Securities

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Debt Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Applicable Prospectus Supplement. In such case, one or more Global Debt Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Debt Security or Securities. Global Debt Securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for individual certificates evidencing Debt Securities in definitive form represented thereby, a Global Debt Security may not be transferred except as a whole by the Depositary for such Global Debt Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

     The specific terms of the depositary agreement with respect to a series of Global Debt Securities and certain limitations and restrictions relating to a series of bearer Global Debt Securities will be described in the Applicable Prospectus Supplement.

Subordination of Subordinated Debt Securities

     Unless otherwise indicated in the Applicable Prospectus Supplement, the following provisions shall apply to the Subordinated Debt Securities. The following Section references are to Sections of the Subordinated Indenture.

     Upon any distribution of assets of the Company resulting from any dissolution, winding up, liquidation or reorganization, payments on Subordinated Debt Securities are to be subordinated, to the extent provided in the Subordinated Indenture, in right of payment to the prior payment in full of all Senior Indebtedness, but the obligation of the Company to make payments on the Subordinated Debt Securities will not otherwise be affected. No payment on Subordinated Debt Securities may be made at any time when there is a default in the payment of any principal, premium, interest, Additional Amounts or any sinking fund on any Senior Indebtedness. Holders of Subordinated Debt Securities will be subrogated to the rights of Holders of Senior Indebtedness to the extent of payments made on Senior Indebtedness upon any distribution of assets in any such proceedings out of the distributive shares of Subordinated Debt Securities.

     By reason of such subordination, in the event of the insolvency of the Company, certain creditors of the Company may recover more, ratably, than Holders of Subordinated Debt Securities.

     "Senior Indebtedness" means the principal of and premium if any, and interest on the following, whether outstanding at the date hereof or thereafter incurred or created: (a) indebtedness of the Company for money borrowed (including any indebtedness secured by a mortgage or other lien which is (i) given to secure all or part of the purchase price of property subject thereto, whether given to the vendor of such property or to another or (ii) existing on property at the time of acquisition thereof) evidenced by notes or other written obligations, except such indebtedness as is by its terms expressly stated to be not superior in right of payment to the Securities or to rank pari passu or is identified in a Board Resolution or any indenture supplemental hereto as not superior in right of payment or to rank pari passu with the Securities; (b) indebtedness of the Company evidenced by notes, debentures, bonds or other securities sold by the Company for money; (c) indebtedness of others of the kinds described in either of the preceding clauses (a) or (b) assumed by or guaranteed in any manner by the Company or in effect guaranteed by the Company through an agreement to purchase, contingent or otherwise; and (d) renewals, extensions or refundings of indebtedness of the kinds described in any of the preceding clauses (a), (b) and (c) unless, in the case of any particular indebtedness, renewal, extension or refunding, the instrument creating or evidencing the same or the assumption or guarantee of the same expressly provides that such indebtedness, renewal, extension or refunding is not superior in right of payment to the Securities. (Section 101 of the Subordinated Indenture).

Conversion and Exchangeability

     The holders of Debt Securities of a specified series that are convertible into Common Stock or other Securities ("Convertible Debt Securities") will be entitled at certain times specified in the Applicable Prospectus Supplement relating to such Convertible Debt Securities, subject to prior redemption, exchange, repayment or repurchase, to convert any Convertible Debt Securities of such series into Common Stock or other Securities, at the conversion price set forth in the Applicable Prospectus Supplement, subject to adjustment and to such other terms as are set forth in such Applicable Prospectus Supplement.

     The holders of Debt Securities of any series may be obligated at any time or at maturity to exchange them for Common Stock or other Securities of the Company. The terms of any such exchange and any such Common Stock or other Securities will be described in the Applicable Prospectus Supplement relating to such series of Debt Securities.

Certain Covenants

     CORPORATE EXISTENCE. Except as permitted under "Consolidation, Merger and Sale of Assets," the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and the corporate existences of each Significant Subsidiary and its rights (charter or statutory) and franchises and those of each Significant Subsidiary; provided, however, that neither the Company nor any Significant Subsidiary will be required to preserve any right or franchise if the Company or such Significant Subsidiary determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the Holders. (Section 1007 of each Indenture).

     LIMITATION ON DISPOSITION OF SIGNIFICANT SUBSIDIARIES. Each of the Indentures contains a covenant by the Company limiting its ability to dispose of the Voting Stock of a Significant Subsidiary. A "Significant Subsidiary" is defined to mean any Subsidiary of the Company the Consolidated Assets of which constitute 20% or more of the Company's Consolidated Assets. Such covenant provides that, subject to certain exceptions, so long as any of the Debt Securities are outstanding, the Company: (a) will not, nor will it permit any Subsidiary to, sell, assign, transfer or otherwise dispose of any shares of, securities convertible into or options, warrants or rights to subscribe for or purchase shares of, Voting Stock of a Significant Subsidiary, nor will the Company permit a Significant Subsidiary to issue any shares of, or securities convertible into or options, warrants or rights to subscribe for or purchase shares of Voting Stock of a Significant Subsidiary (other than sales of directors qualifying shares) unless the Company will own, directly or indirectly, at least 80% of the issued and outstanding Voting Stock of such Subsidiary after giving effect to such transaction, or (b) will not permit a Significant Subsidiary to either (i) merge or consolidate with or into any corporation (other than the Company), unless at least 80% of the surviving corporation's Voting Stock is, or upon consummation of the merger or consolidation will be, owned, directly or indirectly, by the Company, or (ii) lease, sell or transfer all or substantially all of its properties and assets to any corporation or other person (other than the Company), unless 80% of the Voting Stock of such corporation or other person is owned, or will be owned, upon such lease, sale or transfer, directly or indirectly, by the Company; provided, however, that nothing in the Indenture covenants shall prohibit the Company or a Significant Subsidiary from the sale or transfer of assets pursuant to any securitization transaction. (Section 1005 of each Indenture).

     LIMITATION ON CREATION OF LIENS. So long as any of the Debt Securities shall be outstanding, the Company will not, nor will it permit any Subsidiary to, create, assume, incur or suffer to be created, assumed or incurred or to exist any pledge, encumbrance or lien, as security for indebtedness for borrowed money, upon any shares of, or securities convertible into or options, warrants or rights to subscribe for or purchase shares of, Voting Stock of a Significant Subsidiary, directly or indirectly, without making effective provision whereby the Debt Securities of all series shall be equally and ratably secured with any and all such indebtedness if, treating such pledge, encumbrance or lien as a transfer of the shares of, or securities convertible into or options, warrants or rights to subscribe for or purchase shares of, Voting Stock subject thereto to the secured party and to the issuance of the maximum number of shares of Voting Stock of such Significant Subsidiary issuable upon the exercise of all such convertible securities, options, warrants or rights, such Significant Subsidiary would not continue to be a Controlled Subsidiary. (Section 1006 of each Indenture).

     ADDITIONAL COVENANTS. Any additional covenants of the Company with respect to any series of Debt Securities will be set forth in the Prospectus Supplement.

Events of Default

     The Senior Indenture (with respect to any series of Senior Debt Securities) and, unless otherwise provided in the Applicable Prospectus Supplement, the Subordinated Indenture (with respect to any series of Subordinated Debt Securities) define an Event of Default as any of the following events: (a) default in the payment of any interest or any Additional Amounts payable in respect of any Debt Security when it becomes due and payable, and continuance of such default for a period of 30 days (in the case of the Subordinated Indenture, whether or not payment is prohibited by the subordination provisions); (b) default in the payment of the principal of (or premium, if any, on) any Debt Security at its Maturity (in the case of the Subordinated Indenture, whether or not payment is prohibited by the subordinated provisions); (c) default in the deposit of any sinking fund payment when due (in the case of the Subordinated Indenture, whether or not payment is prohibited by the subordinated provisions);
(d) default in the performance of any other covenants or warranties of the Company in the Applicable Indenture (other than a covenant or warranty included in the Applicable Indenture solely for the benefit of a series of Debt Securities thereunder other than that series) continued for a period of 60 days after the Holders of at least 25% in principal amount of the Outstanding Debt Securities shall have given written notice as provided in the Applicable Indenture; (e) any event of default under any mortgage, indenture or other instrument under which any indebtedness for borrowed money in an aggregate principal amount exceeding $10,000,000 of the Company or any Significant Subsidiary shall become due and payable, if such acceleration is not rescinded or annulled within 30 days after written notice as provided in the Applicable Indenture; (f) certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary, and
(g) any other Event of Default provided with respect to Debt Securities of that series. If an Event of Default occurs with respect to Debt Securities of any series, the Trustee under the Applicable Indenture shall give the Holders of Debt Securities of such series notice of such default, provided however, that in the case of a default described in (d) above, no such notice to Holders shall be given until at least 30 days after the occurrence thereof. (Section 501 of each Indenture).

     If an Event of Default with respect to the Senior Debt Securities of any series at the time Outstanding occurs and is continuing, either the Senior Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Debt Securities, such portion of the principal amount as may be specified in the terms thereof) of all the Senior Debt Securities of that series to be due and payable immediately. Payment of the principal of the Subordinated Debt Securities may be accelerated only in the case of certain events of bankruptcy, insolvency or reorganization of the Company. The Subordinated Trustee and the Holders will not be entitled to accelerate the maturity of the Subordinated Debt Securities upon the occurrence of any of the Events of Default described above except for those described in subparagraph (f) above the previous paragraph (i.e., the bankruptcy, insolvency or reorganization of the Company). Accordingly, there is no right of acceleration in the case of a default in the performance of any covenant with respect to the Subordinated Debt Securities, including the payment of interest or principal. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of not less than a majority in aggregate principal amount of Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such declaration. (Section 502 of each Indenture).

     The Indentures provide that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 601 of each Indenture). Subject to such provisions for the indemnification of the Trustee and to certain other conditions, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 512 of each Indenture).

     No Holder of any series of Debt Securities will have any right to institute any proceeding with respect to the Applicable Indenture or for the appointment of a receiver or a trustee, or for any remedy thereunder, unless such Holder shall have previously given to the Trustee under the Applicable Indenture written notice of a continuing Event of Default and unless the Holders of not less than 25% in aggregate principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507 of each Indenture). However, such limitations do not apply to a suit instituted on such Debt Security on or after the respective due dates expressed in such Debt Security and to convert any Debt Security which is a Convertible Debt Security (as defined herein), and to institute suit for the enforcement of any such rights to payment or conversion. (Section 508 of each Indenture).

     The Company is required under each Indenture to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under such indenture and as to any default in such performance. (Section 1004 of each Indenture).

Defeasance and Covenant Defeasance

     The Indentures provide, if such provision is made applicable to the Debt Securities of any series pursuant to Section 301 of the Applicable Indenture (which will be indicated in the Applicable Prospectus Supplement), that the Company may elect to pay and discharge from any and all obligations in respect of such

Debt Securities then outstanding (including, in the case of Subordinated Debt Securities, the provisions described under "-- Subordination of Subordinated Debt Securities") and except for certain obligations to register the transfer of or exchange of such Debt Securities, replace stolen, lost or mutilated Debt Securities, maintain paying agencies and hold monies for payment in trust ("defeasance"), upon satisfaction of certain conditions. The Company may elect such satisfaction and discharge when (i) no Event of Default has occurred and is continuing, or would occur upon the giving of notice or lapse of time at the time of such satisfaction and discharge and (ii) the Company deposits, in trust, with the Trustee under the Applicable Indenture money or Government Obligations, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient, without reinvestment, to pay all the principal of (and premium, if any) and interest on, and Additional Amounts with respect to, such Debt Securities on the dates such payments are due and payable, or fulfills such obligations by such other means of satisfaction and discharge as provided in the Applicable Indenture; (iii) the Company has paid or caused to be paid all other sums payable with respect to the Outstanding Securities of such series; (iv) the Company shall have delivered an Opinion of Counsel to the effect that the Holders shall have no Federal income tax consequences as a result of such deposit or defeasance; and (v) the Company has delivered a certificate of its Independent Public Accountants as required by the Applicable Indenture. (Section 402 of each Indenture).

     If the Company exercises its defeasance option, payment of such Debt Securities may not be accelerated because of an Event of Default. (Section 402 of each Indenture).

Outstanding Debt Securities

     In determining whether the Holders of the requisite principal amount of Outstanding Debt Securities have given any request, demand, authorization, direction, notice, consent or waiver under the Indenture, (i) the portion of the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding for such purposes shall be that portion of the principal amount thereof that would be declared to be due and payable pursuant to the terms of such Original Issue Discount Security as of the date of such determination, (ii) the principal amount of any Indexed Security shall be the principal face amount of such Indexed Security determined on the date of its original issuance, (iii) the principal amount of a Debt Security denominated in one or more foreign currency units shall be the U.S. dollar equivalent based on the applicable exchange rate or rates at the time of sale, and (iv) any Debt Security owned by the Company or any obligor on such Debt Security or any affiliate of the Company or such other obligor, shall be deemed not to be outstanding (Section 101 of each Indenture).

Modifications and Waiver

     Modifications and amendments of each of the Indentures may be made by the Company and the Trustee under the Applicable Indenture for any purpose with the consent of the Holders of not less than 66 2/3% in aggregate principal amount of the Outstanding Debt Securities of each series issued under such indenture and affected by the modification or amendments; provided, however, that no such modification or amendment may, without the consent of the Holders of all Outstanding Debt Securities affected thereby, (i) change the Stated Maturity of the principal of, or any premium or installment of principal of or interest on, any Debt Security; (ii) reduce the principal amount of, or the premium, if any, or (except as otherwise provided in the Applicable Prospectus Supplement) interest on, any Debt Security (including in the case of an Original Issue Discount Debt Security the amount payable upon acceleration of the maturity thereof or the amount provable in bankruptcy); (iii) change the place or currency of payment of principal of, premium, if any, or interest on any Debt Security, (iv) impair the right to institute suit for the enforcement of any payment on any Debt Security on or at the Stated Maturity thereof (or in the case of redemption, on or after the Redemption Date); (v) in the case of the Subordinated Indenture, modify the subordination provisions in a manner adverse to the Holders of the Subordinated Debt Securities; (vi) reduce the percentage in principal amount of Outstanding Debt Securities of any series; or (vii) in the case of Convertible Debt Securities, adversely affect the right to convert such Debt Securities. (Section 902 of each Indenture).

     The Holders of at least a majority in aggregate principal amount of the Outstanding Debt Securities of each series may, on behalf of all Holders of that series, waive insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Applicable Indenture, including the provisions in "-- Certain Covenants" herein. (Section 1008 of each Indenture). The Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities may, on behalf of all Holders of the Debt Securities of that series, waive any past default under the Applicable Indenture with respect to Debt Securities of that series, except a default in the payment of principal, premium or interest or in the performance of certain covenants. (Section 513 of each Indenture).

     Modification and amendment of each of the Indentures may be made by the Company and the applicable Trustee without the consent of any Holder for any of the following purposes: (i) to evidence the succession of another Person to the Company; (ii) to add to the covenants of the Company for the benefit of the Holders of all of any series of Debt Securities; (iii) to add Events of Default;
(iv) to add or change any provisions of the Indenture to facilitate the issuance of bearer Debt Securities; (v) to add to, delete from or revise the conditions, limitations and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of Debt Securities; (vi) to establish the form or terms of Debt Securities of any series and any related coupons; (vii) to evidence and provide for the acceptance of appointment by a successor Trustee;
(viii) to cure any ambiguity, defect or inconsistency in the Indenture, provided such action does not adversely affect the interests of Holders of Debt Securities of any series or any related coupons in any material respect; (ix) to supplement any of the provisions of the Indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any series of Debt Securities, provided such action does not adversely affect the interests of Holders of Debt Securities of such series or related coupons in any material respect; (x) to secure the Debt Securities; and (xi) to amend or supplement any provision contained in the Indenture or in any supplemental indenture, provided that such amendment or supplement does not materially adversely affect the interests of the Holders of any Debt Securities then outstanding (Section 901 of each Indenture).

Consolidation, Merger and Sale of Assets

     The Company may consolidate with or merge into any other Person or Persons or convey, transfer or lease its properties and assets substantially as an entirety to any Person without the consent of the Holders of any of the Outstanding Debt Securities provided that (i) any successor or purchaser is a corporation organized under the laws of the United States of America, any State or the District of Columbia, and any such successor or purchaser expressly assumes the Company's obligations on the Debt Securities under each of the Indentures, (ii) immediately after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, and (iii) the Company has delivered to the Trustee under the Applicable Indenture an Officers' Certificate and an Opinion of Counsel stating compliance with these provisions. (Section 801)

Concerning the Trustees

     In the normal course of business, the Company and its subsidiaries conduct, or may conduct, banking transactions with the Trustees, and the Trustees conduct, or may conduct, banking transactions with the Company and its subsidiaries.

                         DESCRIPTION OF PREFERRED STOCK

     The following summary contains a description of the general terms of the Preferred Stock to which any Prospectus Supplement may relate. Certain terms of any series of the Preferred Stock offered by any Prospectus Supplement will be described in the Prospectus Supplement relating to such series of the Preferred Stock. If so indicated in the Prospectus Supplement, the terms of any such series, including any Depositary Shares (as defined below) issued in respect thereof, may differ from the terms set forth below. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Company's Restated

Certificate of Incorporation and the certificates supplementary to the Company's Restated Certificate of Incorporation which will be filed with the Commission in connection with the offering of such series of Preferred Stock.

General

     Under the Company's Restated Certificate of Incorporation, the Board of Directors of the Company is authorized, without further stockholder action, to provide for the issuance of shares of Preferred Stock, par value $.01 per share, in one or more series, with such terms, including preferences, conversion and other rights, voting power, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption, as shall be established in or pursuant to the resolution or resolutions providing for the issue thereof to be adopted by the Board of Directors. Currently, under the Company's Restated Certificate of Incorporation, 50,000,000 shares are classified as Preferred Stock. The Company has designated 1,000,000 shares of such Preferred Stock as Cumulative Participating Junior Preferred Stock, which may be issued upon the exercise and conversion of certain Rights attached to each share of the Company's common stock. See "Description of Common Stock -- Rights to Purchase Certain Preferred Shares" herein. Prior to the issuance of each series of Preferred Stock, the Board of Directors (as used herein the term "Board of Directors" includes any duly authorized committee thereof) will adopt resolutions creating and designating such series to a series of Preferred Stock. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplements does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate of Designation of the Company relating to the particular series of Preferred Stock, which will be filed with the Commission at or prior to the time of sale of such Preferred Stock. As of the date of this Prospectus, no shares of Preferred Stock are outstanding.

     The Preferred Stock shall have the dividend, liquidation, and voting rights set forth below, unless otherwise provided in the Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the designation of such Preferred Stock and the number of shares offered; (ii) the amount of liquidation preference per share; (iii) the price at which such Preferred Stock will be issued; (iv) the dividend rate (or method of calculation), the dates on which dividends shall be payable, whether such dividends shall be cumulative or noncumulative, and, if cumulative, the dates from which dividends shall commence to cumulate; (v) any redemption or sinking fund provisions of such Preferred Stock; (vi) whether the Company has elected to offer Depositary Shares (as defined below); (vii) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock or other Securities, including the conversion price (or manner of calculation thereof); and (viii) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of such Preferred Stock.

     The Preferred Stock will, when issued, be fully paid and nonassessable and have no preemptive rights. Unless otherwise specified in the Prospectus Supplement relating to a particular series of the Preferred Stock, each series of the Preferred Stock will rank on parity as to dividends and liquidation rights in all respects with each other series of the Preferred Stock.

Dividend Rights

     Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds of the Company legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of the Preferred Stock . Such rates may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock record books of the Company (or, if applicable, the records of the Depositary referred to below under "Depositary Shares") on such record dates as will be fixed by the Board of Directors of the Company or a duly authorized committee thereof. Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as provided in the Prospectus Supplement relating thereto. The ability of the Company to pay dividends with respect to its Preferred Stock or other capital stock may be affected by the ability of the Bank to pay dividends. The ability of the Bank, as well as the Company, to pay dividends in the future is, and could be further influenced by bank regulatory requirements and capital guidelines and policies established by the Federal Reserve Board. See "Supervision, Regulation and Other Matters" herein.

     No full dividends may be declared or paid or funds set apart for the payment of dividends on any securities which rank on parity with the Preferred Stock unless dividends shall have been paid or set apart for such payment on the Preferred Stock. If full dividends are not so paid, the Preferred Stock shall share dividends pro rata with such Securities.

     Each series of Preferred Stock will be entitled to dividends as described in the Prospectus Supplement relating to such series, which may be based upon one or more methods of determination. Different series of the Preferred Stock may be entitled to dividends at different rates or based upon different methods of determination.

Voting Rights

     Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, or except as expressly required by applicable law, the holders of the Preferred Stock will not be entitled to any voting rights.

Rights Upon Liquidation

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of assets of the Company available for distribution to stockholders, after distribution of assets is made to holders of any series or class of capital stock as may be set forth in the related Prospectus Supplement, liquidating distributions in the amount set forth in the Prospectus Supplement relating to such series of the Preferred Stock plus an amount equal to accrued and unpaid dividends for the then-current dividend period and, if such series of the Preferred Stock is cumulative, for all dividend periods prior thereto, all as set forth in the Prospectus Supplement with respect to such shares. If upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the holders of Preferred Stock of any series are not paid in full, the holders of the Preferred Stock of such series will share ratably in any such distribution of assets of the Company in proportion to the full liquidation preferences to which each is entitled. After payment of the full amount of the liquidation preference to which they are entitled, the holders of such series of Preferred Stock will not be entitled to any further participation in any distribution of assets of the Company.

     Because the Company is a holding company, its rights, the rights of its creditors and of its stockholders, including the holders of the shares of the Preferred Stock offered hereby, to participate in the assets of any Subsidiary, including the Bank, upon the latter's liquidation of recapitalization may be subject to the prior claims of the Subsidiary's creditors, except to the extent that the Company may itself be a creditor with reorganized claims against the Subsidiary.

Redemption

     A series of the Preferred Stock may be redeemable, in whole or in part, at the option of the Company or the holder thereof, and may be subject to mandatory redemption pursuant to a sinking fund, in each case upon terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series.

     In the event of partial redemptions of Preferred Stock, whether by mandatory or optional redemption, the shares to be redeemed will be determined by lot or pro rata, as may be determined by the Board of Directors of the Company, a committee thereof or by any other method determined to be equitable by the Board of Directors.

     On or after a redemption date, unless the Company defaults in the payment of the redemption price, dividends will cease to accrue on shares of Preferred Stock called for redemption and all rights of Holders of such shares will terminate except for the right to receive the redemption price.

Conversion

     The Prospectus Supplement for any series of the Preferred Stock will state the terms and conditions, if any, on which shares of that series are convertible into Common Stock or other Securities of the Company. Such terms will include the number of shares of Common Stock or the number of shares or aggregate amount of other Securities into which the shares of Preferred Stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, if applicable, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Stock.

Depositary Shares

     The Company may, at its sole option, elect to offer receipts for fractional interests ("Depositary Shares") in Preferred Stock, rather than full shares of Preferred Stock. In such event, receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock, will be issued as described below.

     The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Depositary Agreement") between the Company and the depositary named in the Prospectus Supplement (the "Depositary"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented thereby (including dividend, voting, redemption, subscription and liquidation rights). The above summary of the Deposit Shares does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the applicable Prospectus Supplement and all the provisions of the Deposit Agreement (which contain the form of Depositary Receipt), which will be filed as an exhibit to the Registration Statement of which this Prospectus is a part.

                          DESCRIPTION OF COMMON STOCK

     The Company is authorized to issue 300,000,000 shares of Common Stock, par value $.01 per share, of which 66,286,645 were issued and outstanding at September 30, 1996. The Common Stock is traded on the New York Stock Exchange under the symbol "COF". All outstanding shares of Common Stock are, and any shares of Common Stock offered, will be validly issued, fully paid and nonassessable.

Voting and Other Rights

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and except as described below, a majority vote is required for all action to be taken by stockholders. Directors are elected by a plurality of the votes cast, and stockholders do not have cumulative voting rights in the election of directors. Shares of Common Stock do not have any preemptive, subscription, redemption, sinking fund or conversion rights.

Distributions

     Subject to preferences that may be applicable to holders of any outstanding shares of Preferred Stock, holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding-up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of Common Stock at that time outstanding, subject to prior distribution rights of creditors of the Company and to the preferential rights of any outstanding shares of Preferred Stock.

Antitakeover Legislation

     Section 203 of the General Corporation Law of the State of Delaware (the "Delaware Law") provides that, subject to certain exceptions specified therein, a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the time that such stockholder becomes an interested stockholder unless (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or (iii) at or subsequent to such time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as otherwise specified in Section 203 of the Delaware Law, an interested stockholder is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person.

     Under certain circumstances, Section 203 of the Delaware Law makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. Neither the Restated Certificate of Incorporation nor the By-laws of the Company exclude the Company from the restrictions imposed under Section 203 of the Delaware Law. It is anticipated that the provisions of Section 203 of the Delaware Law may encourage companies interested in acquiring the Company to negotiate in advance with the Board of Directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

Certificate of Incorporation and By-Law Provisions

     Certain of the provisions of the Restated Certificate of Incorporation and By-laws discussed below may have the effect, either alone or in combination with the provisions of Section 203 discussed above, the Rights discussed below, and certain banking laws and regulations (see "Regulation -- Investment in the Company"), of making more difficult or discouraging a tender offer, proxy contest or other takeover attempt that is opposed by the Board of Directors but that a stockholder might consider to be in such stockholder's best interest. Those provisions include (i) restrictions on the rights of stockholders to remove directors, (ii) prohibitions against stockholders calling a special meeting of stockholders or acting by unanimous written consent in lieu of a meeting, (iii) a "fair price" provision for business combinations and (iv) requirements for advance notice of actions proposed by stockholders for consideration at meetings of the stockholders.

     The summary set forth below describes certain provisions of the Restated Certificate of Incorporation and By-laws and is qualified in its entirety by reference to the provisions of the Restated Certificate of Incorporation and By-laws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part.

     CLASSIFIED BOARD OF DIRECTORS. The Restated Certificate of Incorporation and By-laws of the Company provide that the Board of Directors, other than those elected by any series of Preferred Stock, will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. The term of office of the first and second class of directors expired at the 1995 and 1996 annual meeting of stockholders, respectively, and an election of directors was held at each such annual meeting. The term office of the third class of directors expires at the 1997 annual meeting of stockholders. The class of directors elected at each annual meeting are elected for a term expiring at the annual meeting of stockholders held in the third year following their election and until their successors are elected and qualified.

     The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Board of Directors. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors. Such a delay may held ensure that Company's directors, if confronted by a holder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of the stockholders. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of the Board of Directors would be beneficial to the Company and its stockholders and whether or not a majority of the Company's stockholders believe that such a change would be desirable.

     The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. The classification of the Board of Directors could thus increase the likelihood that incumbent directors will retain their positions. In addition, because the classification provisions may discourage accumulations of large blocks of the Company's stock by purchasers whose objective is to take control of the Company and remove a majority of the Board of Directors, the classification of the Board could tend to reduce the likelihood of fluctuations in the market price of the Common Stock that might result from accumulations of large blocks. Accordingly, stockholders could be deprived of certain opportunities to sell their shares of Common Stock at a higher market price than might otherwise be the case.

     NUMBER OF DIRECTORS; REMOVAL; FILLING VACANCIES. The Restated Certificate of Incorporation provides that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in the By-laws. The By-laws provide that, subject to any rights of holders of Preferred Stock to elect directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by directors constituting a majority of the total number of directors that the Company would have if there were no vacancies on the Board of Directors (the "Whole Board"), but must consist of not more than seventeen nor less than three directors. In addition, the By-laws provide that, subject to any rights of holders of Preferred Stock, and unless the Board of Directors otherwise determines, any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum. Accordingly, absent an amendment to the By- laws, the Board of Directors could prevent any stockholder from enlarging the Board of Directors and filling the new directorships with such stockholder's own nominees.

     In order to be qualified to serve as a director, a person must (a) not have attained the age of seventy years and (b) either (i) be an officer or employee of the Company and not (A) have voluntarily resigned from the position or office he held at the time of his election as a director, (B) have retired or been retired pursuant to the requirements of a pension, profit sharing, or similar plan or (C) have, at the time of his election as a director, held a position or office in the Company which has been changed, other than by an upward or expanded promotion or (ii) in the case of any person who is not an officer or employee of the Company, not (A) have retired from or severed his connection with the organization with which he was affiliated at the time of his election as a director or (B) have held a position or office with an organization with which he was affiliated at the time of his election as a director which has been changed, other than by an upward or expanded promotion, and (C) not have a material conflict of interest with the Company (1) as defined by applicable laws and regulations and (2) the existence and materiality of which may be determined by a majority of the remaining directors. Whenever any director shall cease to be qualified to serve as a director his term shall expire, but such director shall continue to serve until his successor is elected and qualified; provided, however, that no director's term shall so expire if the Board of Directors shall have waived such qualification.

     Under the Delaware Law, unless otherwise provided in the certificate of incorporation, directors serving on a classified board may only be removed by the stockholders for cause. The Restated Certificate of Incorporation and By-laws of the Company provide that, subject to the rights of holders of Preferred Stock to elect directors under specified circumstances, directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class.

     NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS. The Restated Certificate of Incorporation and By-laws of the Company provide that, subject to the rights of any holders of Preferred Stock to elect additional directors under specified circumstances, stockholder action can be taken only at an annual or special meeting of stockholders and prohibit stockholder action by written consent in lieu of a meeting. The By-laws provide that, subject to the rights of holders of any series of Preferred Stock to elect additional directors under specified circumstances, special meetings of stockholders can be called only by the Chairman of the Board of Directors or by the Board of Directors pursuant to a resolution adopted by a majority of the Whole Board. Stockholders are not permitted to call a special meeting or to require that the Board of Directors call a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of meeting given by the Company.

     The provisions of the Restated Certificate of Incorporation and By-laws of the Company prohibiting stockholder action by written consent may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by the Chairman or at the request of a majority of the Whole Board. The provisions would also prevent the holders of a majority of the voting power of the Voting Stock from unilaterally using the written consent procedure to take stockholder action and from taking action by consent. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the Chairman and the Board of Directors by calling a special meeting of stockholders prior to the time the Chairman or a majority of the Whole Board believes such consideration to be appropriate.

     ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND STOCKHOLDER PROPOSALS. The By-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual meeting of stockholders of the Company (the "Stockholder Notice Procedure").

     The Stockholder Notice Procedure provides that only persons who are nominated by, or at the direction of, the Board of Directors, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The Stockholder Notice Procedure provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Chairman or the Board of Directors or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting. Under the Stockholder Notice Procedure, for notice of stockholder nominations or proposals to be made at an annual meeting to be timely, such notice must be received by the Company not less than 70 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting (or in the event that the date of the annual meeting is advanced by more than 30 days, or delayed by more than 70 days, from such anniversary date, not earlier than the 90th day prior to such meeting and not later than the later of
(x) the 70th day prior to such meeting and (y) the 10th day after public announcement of the date of such meeting is first made). Notwithstanding the foregoing, in the event that the number of directors to be elected is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Company at least 80 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice will be timely, but only with respect to nominees for any new positions created by such increase, if it is received by the Company not later than the 10th day after such public announcement is first made by the Company. Under the Stockholder Notice Procedure, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by the Company not earlier than the 90th day before such meeting and not later than the later of (x) the 70th day prior to such meeting and (y) the 10th day after public announcement of the date of such meeting is first made.

     Under the Stockholder Notice Procedure, a stockholder's notice to the Company proposing to nominate a person for election as a director must contain certain information, including, without limitation, the identity and address of the nominating stockholder, the class and number of shares of stock of the Company which are owned by such stockholder, and all information regarding the proposed nominee that would be required to be included in a proxy statement soliciting proxies for the proposed nominee. Under the Stockholder Notice Procedure, a stockholder's notice relating to the conduct of business other than the nomination of directors must contain certain information about such business and about the proposing stockholder, including, without limitation, a brief description of the business the stockholder proposes to bring before the meeting, the reasons for conducting such business at such meeting, the name and address of such stockholder, the class and number of shares of stock of the Company beneficially owned by such stockholder, and any material interest of such stockholder in the business so proposed. If the Chairman of the Board or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the Stockholder Notice Procedure, such person will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

     By requiring advance notice of nominations by stockholders, the Stockholder Notice Procedure will afford the Board of Directors an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders about such qualifications. By requiring advance notice of the proposed business, the Stockholder Notice Procedure will also provide a more orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by the Board of Directors, will provide the Board of Directors with an opportunity to inform stockholders, prior to such meetings, if any business proposed to be conducted at such meetings, together with any recommendations as to the Board's position regarding action to be taken with respect to such business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

     Although the By-laws do not give the Board of Directors any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its stockholders.

     BUSINESS COMBINATIONS. The Restated Certificate of Incorporation requires certain Business Combinations (as defined therein) with Interested Stockholders (as defined below) or affiliates thereof be approved by the affirmative vote of the holders of at least 75% of the Voting Stock of the Company, voting together as a single class. Such affirmative vote is required notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by law or in any agreement with any national securities exchange or otherwise. The requirement that a Business Combination with an Interested Stockholder be approved by the affirmative vote of 75% of the voting power of the outstanding Voting Stock does not apply if either (i) the Business Combination has been approved by a majority of the Continuing Directors (as defined below), or (ii) certain price and procedure requirements designated to ensure that the Company's stockholders receive a "fair price" for their Common Stock are satisfied. An "Interested Stockholder" is any person (other than the Company or any subsidiary of the Company) who or which: (i) is the beneficial owner, directly or indirectly, of 5% or more of the voting power of the outstanding Voting Stock; or (ii) is an affiliate of the Company and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 5% or more of the voting power of the then outstanding Voting Stock; or (iii) is an assignee of or has otherwise succeeded to any shares of Voting Stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any Interested Stockholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act. A "Continuing Director" means any member of the Board of Directors who was unaffiliated with the Interested Stockholder and was a member of the Board of Directors prior to the time that the Interested Stockholder became an Interested Stockholder, and any successor director who is unaffiliated with the Interested Stockholder and is recommended or elected to succeed a Continuing Director by a majority of Continuing Directors then on the Board of Directors.

     LIABILITY OF DIRECTORS; INDEMNIFICATION. The Restated Certificate of Incorporation provides that a director will not be personally liable for monetary damages to the Company or its stockholders for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of Section 174 of the Delaware Law or (iv) for any transaction from which the director derived an improper personal benefit. The Restated Certificate of Incorporation also provides that each person who is or was or had agreed to become a director or officer of the Company, or each such person who is or was serving or had agreed to serve at the request of the Board of Directors of the Company as an employee or agent of the Company or as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), will be indemnified by the Company, in accordance with the By-laws, to the full extent permitted by the Delaware Law, as the same exists or may in the future be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment). The Restated Certificate of Incorporation also specifically authorizes the Company to enter into agreements with any person providing for indemnification greater or different than that provided by the Certificate of Incorporation.

     AMENDMENTS. The Restated Certificate of Incorporation and By-laws state that any amendment to certain provisions, including those provisions discussed above, be approved by the holders of at least 80% of the Voting Stock. This requirement will prevent a stockholder with only a majority of the Common Stock from avoiding the requirements of the provisions discussed above by simply repealing such provisions. The Restated Certificate of Incorporation further provides that the By-laws may be amended by the Company's Board of Directors.

Rights to Purchase Certain Preferred Shares

     Each share of Common Stock issued and outstanding, or to be issued and outstanding, includes, or upon issuance will include, an attached "Right." Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of the Company's Cumulative Participating Junior Preferred Stock, par value $0.01 per share (the "Junior Preferred Shares") at a price of $150 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment. The Company has initially authorized and reserved 1,000,000 shares of Junior Preferred Shares for issuance upon exercise of the Rights. Because of the nature of the Junior Preferred Shares' dividend and liquidation rights, the value of the one one-hundredth interest in a Junior Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock. Initially, the Rights are not exercisable and trade automatically with the Common Stock. The Rights generally become exercisable, however, and separate certificates representing the Rights will be distributed, if any person or group acquires 15 percent or more of the Company's outstanding Common Stock or a tender offer or exchange offer is announced for the Company's Common Stock. The Rights expire on November 29, 2005, unless earlier redeemed by the Company at $0.01 per Right prior to the time any person or group acquires 15 percent of the outstanding Common Stock. Until the Rights become exercisable, the Rights have no dilutive effective on earnings per share. Prior to exercise, a Right will not create any rights in the holder thereof as a stockholder of the Company, including, without limitation, the right to vote or receive dividends.

     The Rights will have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors, since the Rights may be redeemed by the Company for $.01 per Right prior to the time that a person or group acquires 15 percent of the outstanding Common Stock.

     The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Form 8-A of the Company filed on November 16, 1995, which is incorporated herein by reference, and the Certificate of Designations, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

Dividend Reinvestment Plan

     In January 1996, the Company implemented a dividend reinvestment and stock purchase plan (the "DRIP"). The DRIP provides stockholders with the opportunity to purchase additional shares of the Company's Common Stock by reinvesting all or a portion of their dividends on shares of Common Stock. The DRIP also provides existing stockholders with the option to make cash investments monthly (subject to a minimum monthly limit of $50 and a maximum monthly limit of $5,000). Optional cash investments in excess of $5,000 may be made with the permission of the Company at a discount which will be from 0% to 3%. The Company uses proceeds from the DRIP for general corporate purposes.

Transfer Agent

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                              PLAN OF DISTRIBUTION

     The Company may sell Securities to or through underwriters or dealers, and also may sell Securities directly to other purchasers or through agents. Each Prospectus Supplement will describe the method of distribution of the Securities being offered thereby.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Securities, underwriters may receive compensation from the Company or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933, as amended (the "Securities Act"). Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

     If so indicated in the Applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Offered Debt Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include but are not limited to commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Offered Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect to the validity or performance of such contracts.

     Underwriters and agents who participate in the distribution of Securities may be entitled under agreements which may be entered into by the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

                             VALIDITY OF SECURITIES

     The validity of the Securities will be passed upon for the Company by John
G. Finneran, Jr., Senior Vice President, General Counsel and Corporate Secretary of the Company. Mr. Finneran owns beneficially 40,874 shares of common stock of the Company, including options exercisable within sixty days under the Company's 1994 Stock Incentive Plan.

                                    EXPERTS

     The consolidated financial statements of Capital One Financial Corporation incorporated by reference in Capital One Financial Corporation's Annual Report (Form 10-K) for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                           [Intentionally Left Blank]

================================================================================

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE UNDERWRITERS OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
PROSPECTUS SUPPLEMENT
The Company..........................    S-2
Recent Developments..................    S-2
Selected Consolidated Financial
  Data...............................    S-3
Use of Proceeds......................    S-4
Capitalization.......................    S-4
Description of Notes.................    S-5
Underwriting.........................    S-7
Validity of Notes....................    S-8
PROSPECTUS
Available Information................      2
Incorporation of Certain Information
  by Reference.......................      2
The Company..........................      4
Use of Proceeds......................      5
Certain Ratios.......................      5
Supervision, Regulation and Other
  Matters............................      6
Description of Debt Securities.......     11
Description of Preferred Stock.......     18
Description of Common Stock..........     21
Plan of Distribution.................     27
Validity of Securities...............     27
Experts..............................     28

                                  $125,000,000

                                  CAPITAL ONE
                             FINANCIAL CORPORATION

                                  7.25% NOTES
                                    DUE 2003
                   ------------------------------------------
                             PROSPECTUS SUPPLEMENT
                   ------------------------------------------

                          DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                            BEAR, STEARNS & CO. INC.

                              SALOMON BROTHERS INC

                                DECEMBER 4, 1996

================================================================================